

March 1, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (763) 226-2725

Revis L. Stephenson III
Chairman and Chief Executive Officer
Advanced BioEnergy, LLC
10201 Wayzata Boulevard, Suite 250
Minneapolis, Minnesota 55305

> **Re: Advanced BioEnergy, LLC**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed February 7, 2006**
> **File No. 333-137299**

Dear Mr. Stephenson:

   We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your statement on page 10 that funds paid by subscribers will be held in escrow until "subscription proceeds in the escrow account equals or exceeds the minimum offering amount of $40.0 million" and your "board of directors accepts subscriptions for at least $40.0 million in proceeds." Please note that Securities Exchange Act Rule 10b-9(a)(2) prohibits offers and sales whereby the consideration may be refunded upon a failure to sell the minimum amount of securities unless the offering is subject to certain specifications. Namely, the offering must be made on the condition that all or a specified part of the consideration will be promptly refunded to the purchaser unless a specified number of units are sold at a specified price within a specified time and the total amount due to the seller is received by it by a specified date, or funds must be returned to investors. We note that you are requiring subscribers to your offering to remit payment within 10 days of receiving written demand from you. Please revise your offering materials and prospectus to specify the date by which the total amount due to you will be received.

2. Your discussion of the subscription procedures on page 10 includes that condition that "funds paid by subscribers will be held in escrow" until, inter alia, "subscription proceeds in the escrow account equals or exceeds the minimum offering amount . . . ." Please revise here and throughout your prospectus to clarify whether this condition relates to the amount subscribed by prospective investors, regardless of the amount of cash placed in escrow, or the cash proceeds received by the company. Please also revise throughout to clarify whether the cash proceeds held in escrow will be released from escrow once you have received $40.0 million from investors or whether proceeds held in escrow will be released once you have obtained subscriptions for the minimum offering amount, but before you have received the proceeds from any promissory notes granted by subscribers. If this latter interpretation is correct, please revise to clarify whether your obligation to refund payments is based on the minimum about subscribed or the minimum amount of cash proceeds received.

3. Please update your financial statements to include information for the period ended December 31, 2006, as reflected on your Form 10-QSB/A filed February 15, 2007. See Regulation S-B, Item 310(g).

    Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

                                                    Sincerely,

                                                    Pamela A. Long
                                                    Assistant Director

cc: Peter J. Ekberg (*via facsimile* 612/766-1600)
        Faegre & Benson LLP
        2200 Wells Fargo Center
        Minneapolis, Minnesota 55402-3901